================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


  (Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended DECEMBER 31, 2001

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
               For the transition period ___________ to ___________



                          Commission file number 1-7260


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                 Nortel Networks
                            Long-Term Investment Plan
                       (formerly the Northern Telecom Inc.
                           Long-Term Investment Plan)
                             Northern Telecom Plaza
                                 200 Athens Way
                         Nashville, Tennessee 37228-1803


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                       Brampton, Ontario, Canada, L6T 5P6

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS AND EXHIBITS

     a)   Financial Statements

          Index to Financial Statements

          Long-Term Investment Plan

          -  Independent Auditors' Report ......................................  1

          -  Statements of Net Assets Available for Benefits ...................  2

          -  Statements of Changes in Net Assets Available for Benefits ........  3

          -  Notes to Financial Statements .....................................  4

     b)   Exhibits

          23.  Consent of Deloitte & Touche LLP




Supplemental schedules as of and for the year ended December 31, 2001 have been omitted due to the absence of the conditions under which they are required.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Nortel Networks Long-Term Investment Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                       NORTEL NETWORKS LONG-TERM INVESTMENT PLAN



                                       By:          /s/ "M.M. CROSS"
                                          -------------------------------------
                                                     (M.M. CROSS)
                                          President and Vice-President, Finance
                                                  Nortel Networks Inc.


Date:  June 27, 2002

NORTEL NETWORKS LONG-TERM
INVESTMENT PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000 AND INDEPENDENT
AUDITORS' REPORT

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                             PAGE
                                                                            ------
INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2001 AND 2000:

   Statements of Net Assets Available for Benefits                            2

   Statements of Changes in Net Assets Available for Benefits                 3

   Notes to Financial Statements                                             4-10





Supplemental schedules have been omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To Nortel Networks Inc. and Participants of the
Nortel Networks Long-Term Investment Plan
Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Nortel Networks Long-Term Investment Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Nortel Networks Long-Term Investment Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP

Nashville, Tennessee
May 29, 2002

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                           2001              2000
                                                                     --------------    --------------
SHARE OF ASSETS HELD IN MASTER SAVINGS PLAN TRUST                    $1,998,406,816    $3,010,188,358

Receivables:
  Participant contributions                                               3,385,178         5,698,136
  Company contributions                                                   8,362,654         6,311,408
  Participant loan interest                                                 148,915           207,627
                                                                     --------------    --------------
TOTAL RECEIVABLES                                                        11,896,747        12,217,171
                                                                     --------------    --------------
NET ASSETS AVAILABLE FOR BENEFITS                                    $2,010,303,563    $3,022,405,529
                                                                     ==============    ==============




See notes to financial statements.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                         2001                2000
                                                                    ---------------     ---------------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
  Net investment loss attributable to assets held in
    Master Savings Plan Trust                                       $(1,119,649,964)    $  (744,920,565)
                                                                    ---------------     ---------------

  Contributions:
    Net asset transfers from other plans                                  5,919,085         298,414,815
    Participant                                                         231,296,687         226,485,981
    Company                                                             103,491,311          91,170,891
                                                                    ---------------     ---------------
                                                                        340,707,083         616,071,687
                                                                    ---------------     ---------------

      Total                                                            (778,942,881)       (128,848,878)

BENEFITS PAID TO PARTICIPANTS                                          (233,159,085)       (247,354,718)
                                                                    ---------------     ---------------

NET DECREASE                                                         (1,012,101,966)       (376,203,596)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                 3,022,405,529       3,398,609,125
                                                                    ---------------     ---------------
    End of year                                                     $ 2,010,303,563     $ 3,022,405,529
                                                                    ===============     ===============



See notes to financial statements.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following brief description of the Nortel Networks Long-Term Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL - The Plan, effective July 1, 1979, as amended and restated effective May 1, 2000, is a defined contribution plan for employees of Nortel Networks Inc. and its participating subsidiaries and affiliates (collectively the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company established the Master Savings Plan Trust (the "Master Trust") pursuant to a trust agreement between the Company and Bankers Trust Company, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. Currently, the Plan is the only employee benefit plan whose assets are included in the Master Trust. Plan membership is available upon the employee's employment commencement date to any employee of the Company carried on its payroll register, excluding employees governed by a collective bargaining agreement.

      CONTRIBUTIONS - A participant may elect to contribute up to 15% of their eligible compensation, as defined by the Plan document, up to a maximum of $10,500 for 2001 and 2000. Participant contributions to the Plan are made by means of payroll deductions during each regular payroll period. A participant may make rollover contributions directly from certain other qualified plans or from certain qualified special individual retirement accounts, which a participant may have established as a result of prior distributions from such qualified plans or accounts.

      Prior to May 1, 2000, the Company contributed to the Plan the lesser of
      (a) 60% of the participant's contributions not exceeding 6% of the participant's eligible earnings or (b) 3.6% of the participants' eligible earnings. Effective May 1, 2000, the participants in the Plan elected one of three benefit options with Company contributions varying based upon the elected option. Depending on the participant's elected option, the Company contributes to the Plan 50%, 60%, or 100% of the participant's contributions that do not exceed 6% of the participant's eligible earnings.

      INVESTMENT OPTIONS - Participants may elect to have the balance of their account and any current contributions invested in the following investment funds: Fixed Income Investment Fund, Nortel Networks Stock Fund, Bankers Trust ("BT") Investment Equity Appreciation Fund, BT Institutional Asset Management Fund, Baron Asset Fund, Delaware International Equities Fund, Pacific Investment Management Company (PIMCO) Total Return Fund, Barclay's MasterWorks LifePath Funds, SSgA Russell 1000 Value Index Fund, SSgA S&P 500 Flagship Fund, Pioneer Growth Fund, Templeton Foreign Fund, and MAS Small Cap Value Fund.

      The following is a description of each investment option available in the Master Trust:

            FIXED INCOME INVESTMENT FUND: This fund is comprised primarily of group annuity contracts ("Contracts") with the remaining balance in either the BT Pyramid Discretionary Cash Fund or the BT Pyramid Open End GIC Fund.

            The Contracts held by this fund are with various insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. The Contracts are included in the financial statements at contract value, which represents contributions made under the contract, plus accumulated earnings, less withdrawals and administrative expenses. The contract value of the Contracts approximates their fair value at December 31, 2001 and 2000. Management believes no reserves are necessary against contract value for credit risk of the contract issuer or otherwise as of December 31, 2001 and 2000.

            The average yield of the Contracts held by the fund during 2001 and 2000 was 6.52% and 6.44%, respectively. The average crediting interest rate for the contracts held by the fund at December 31, 2001 and 2000 was 6.32% and 6.31%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer.

            NORTEL NETWORKS STOCK FUND: This fund is primarily comprised of shares of Nortel Networks Corporation ("NNC") common stock with the remainder invested in the BT Pyramid Discretionary Cash Fund or the BT Pyramid Directed Cash Fund.

            BT INVESTMENT EQUITY APPRECIATION FUND: This fund invests primarily in common stocks of growth oriented domestic corporations and, to a lesser extent, foreign corporations, with the remainder invested in the BT Pyramid Discretionary Cash Fund. Investments in this fund may be in any market sectors and companies of any size to take advantage of any investment opportunity with attractive long-term prospects. According to the fund prospectus, the objective of this fund is to seek capital growth over the long-term through investment in medium sized companies that show growth potential.

            BT INSTITUTIONAL ASSET MANAGEMENT FUND: This fund invests primarily in common stocks, corporate and government issued intermediate to long-term bonds, various government agency issued-backed securities, and all types of domestic and foreign securities and money market instruments, with the remainder invested in the BT Pyramid Discretionary Cash Fund. According to the fund prospectus, the objective of this fund is to provide high total return with reduced risk over the long-term by allocating investments among stocks, bonds, and short-term investments.

            BARON ASSET FUND: This fund invests primarily in the equity securities of small and medium size companies, with the remainder invested in the BT Pyramid Directed Cash Fund. According to the fund prospectus, the objective of the fund is to achieve capital growth by investing in companies that are undervalued with significant growth and profitability prospects.

            DELAWARE INTERNATIONAL EQUITIES FUND: This fund invests primarily in international equity securities, with the remainder invested in the BT Pyramid Directed Cash Fund. According to the fund prospectus, the objective of the fund is to seek long-term growth without undue risk to principal by investing in international companies with the potential for capital appreciation and income while taking into account the potential effects of the country's currency fluctuations, inflation, local economy and political issues.

            PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO) TOTAL RETURN FUND:
            This fund invests primarily in a broad range of domestic fixed income securities, including corporate, government and mortgage sectors of the bond market.

            BARCLAY'S MASTERWORKS LIFEPATH 2010 - 2040 FUNDS: These funds invest in a more conservative allocation of stocks, bonds, and cash as the retirement date approaches. MasterWorks LifePath 2010 Fund is the most conservative of these funds and MasterWorks 2040 is the most aggressive. The funds can invest in up to 20% in foreign securities. Within the five MasterWorks LifePath funds, investors select a fund based on the year they plan to retire. The allocation within each fund shifts among stocks, bonds and cash, moving more to bonds and cash as retirement approaches.

            SSGA RUSSELL 1000 VALUE INDEX FUND: The fund invests in stocks in the Russell 1000 Value Index. To minimize trading expenses, the portfolio may not mirror the index exactly. According to the fund prospectus, the objective of the fund is to match the returns of the Russell 1000 Value Index Fund. This index tracks the performance of companies that have lower price-to-book ratios and forecasted growth ratios.

            SSGA S&P 500 FLAGSHIP FUND: This fund invests in stocks in the Standard and Poor's (S&P) 500 Index, generally in the same order and size as the index. According to the fund prospectus, the objective of the fund is to match the returns of the U.S. Stock Market as represented by the S&P 500 Index, a benchmark that tracks 500 companies considered to be representative of the U.S. economy.

            PIONEER GROWTH A FUND: This fund invests primarily in stocks of large U.S. companies in high-growth industries. Selection is based on analyzing large scale economic, political and social developments, and then focusing on the industries most likely to benefit from the changes taking place. According to the fund prospectus, the objective is to achieve long-term capital appreciation.

            TEMPLETON FOREIGN FUND: This fund invests in stocks of companies that are located or receive a majority of operating income from outside the United States. Selection is based on potential to produce a consistently higher total rate of return. The fund will invest in emerging market stocks as well. According to the fund prospectus, the objective is to achieve long-term capital growth.

            MSDW MAS SMALL CAP VALUE FUND: This fund invests in stocks of small U.S. companies that are considered undervalued based on quantitative and qualitative measures. The objective of the fund is to achieve capital appreciation.

      VESTING - A participant is immediately vested in their participant contributions and any rollover contributions made to the Plan. In addition, a participant is immediately vested in the value of Company contributions made to the Plan.

      WITHDRAWALS - Upon proper notification to the Company, participants may withdraw all or any part of, but not less than $100, the value of participant and Company contributions plus earnings, subject to certain restrictions. If the value of Company contributions being withdrawn is invested in NNC common stock and represents fewer than 50 common shares, the distribution will be made in cash. If the value of Company contributions represents 50 common shares or more, the participant may request a cash or share distribution, provided that, in the event a participant requests a share distribution, at least 50 common shares are distributed.

      PAYMENT OF BENEFITS - A participant who retires from employment with the Company under the rules of a qualified retirement plan is eligible for distribution of their account balance in the form of an annuity, a lump sum payment or installment payments. A participant who terminates employment with the Company for any other reason is eligible only for a lump sum distribution of their vested account balance. As of December 31, 2001 and 2000, there was $4,655,336 and $2,721,590 of payments to participants or their beneficiaries for which applications were received prior to year end that the Plan disbursed in fiscal years 2002 and 2001, respectively.

      LOANS - Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the vested portion of their total account value. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years for all loans except loans for mortgage purposes which may be repaid over a period of up to 15 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prime plus one percent as determined by Bankers Trust Company. Interest rates ranged from 5.2% to 13.5% on outstanding loans at December 31, 2001. Principal and interest are paid ratably through biweekly payroll deductions. Included in benefits paid to participants is $7,425,109 and $3,116,768 in 2001 and 2000, respectively, for outstanding loans reclassified as distributions upon termination of participants from the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

      INVESTMENT VALUATION - Plan investments in NNC common shares are valued at the last reported sales price, as quoted on the New York Stock Exchange, on December 31, 2001 and 2000. Plan investments in securities investment funds are valued based upon the fair value of the commingled funds, together with any uninvested cash, accrued income or assets, and any dividends which have been declared but remain unpaid as of the calculation date, less all transaction costs such as brokerage commissions. Plan investments in participant loans receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

      PAYMENT OF BENEFITS - Benefit payments are recorded when paid.

      ADMINISTRATIVE EXPENSES - All administrative expenses may be paid by the Plan to the extent permissible by law. However, for the years ended December 31, 2001 and 2000, the Company elected to pay all such administrative expenses except those related to investment transactions.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will affect the amounts reported in the statements of net assets available for plan benefits.

      ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133, as amended, was effective for the Plan beginning January 1, 2001. The adoption of SFAS No. 133, as amended, did not have a material impact on the financial position or results of operations of the Company as of and for the year ended December 31, 2001.

3.    PLAN TERMINATION

      Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan or a complete discontinuance of Company contributions under the Plan, the value of Company contributions held in each participant's account will vest immediately. In the event of a partial termination of the Plan as defined by ERISA, the value of Company contributions held for each participant affected by the partial termination will vest immediately.

4.    INTERNAL REVENUE SERVICE STATUS

      As of May 21, 1996, the Internal Revenue Service has determined that the Plan is qualified under Section 401(a) and meets the additional requirements of Section 401(k) of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Company contributions and participant contributions may be excluded from the gross income of the participants for whom such contributions are made.

5.    INVESTMENTS

      The following investment of the Plan represents five percent (5%) or more of net assets available for benefits as of December 31, 2001 and 2000:

                                                                                   2001                   2000
                                                                              CARRYING VALUE         CARRYING VALUE
      IDENTITY OF PARTY INVOLVED       DESCRIPTION OF ASSETS                     OF ASSETS              OF ASSETS
      --------------------------       ---------------------                  --------------         --------------
      *Bankers Trust Company           Share of assets held in Master
                                       Savings Plan Trust                     $1,998,406,816         $3,010,188,358

--------------------
*  Indicates party-in-interest.

6.    COMMITMENTS AND CONTINGENCIES

      Three separate lawsuits, seeking to commence a class action suit, have been filed on behalf of Plan participants against the Company alleging, among other things, material misrepresentations and omissions to induce Plan participants to continue to invest in and maintain investments in NNC common shares in the Plan. These suits do not name the Plan as a party. The Plan is unable to determine the impact of these matters, if any, on the Plan participants or the Plan's financial status or changes therein.

7.    ASSET TRANSFERS

      Pursuant to the terms of the Company's acquisition of two companies and the sale of one operating division, the following transfers in (out) of employees' account balances were made from (to) the plans listed below.

            DATE                                   PREVIOUS PLAN                            AMOUNT
            ----                                   -------------                            ------
      January 25, 2001              Xros, Inc. 401(k) Profit Sharing Plan & Trust         $ 561,240
      January 26, 2001              Lionbridge Technologies Inc. 401(k) Plan                (10,859)
      October 17, 2001              Alteon Websystems, Inc. 401(k) Plan                   5,347,757

8.    THE MASTER TRUST

      The Master Trust is composed of the investment options described in
      Note 1.

      The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participant based on their interest in the fund, as compared with the total interest in each Master Trust investment fund as of the last day of each calendar month.

      The Plan's share of the total Master Trust is summarized as follows as of December 31, 2001 and 2000:

                                                                                2001                 2000
                                                                          ---------------       -------------
Value of interest in Master Trust                                           1,998,406,816       3,010,188,358
Percentage of total Master Trust                                                      100%                100%
Value of interest in the net investment loss
  from Master Trust accounts                                              (1,119,649,964)       (744,920,565)
Percentage of total Master Trust net investment loss                                  100%                100%

      Total net investments of the participating Plan in the Master Trust at December 31, 2001 and 2000 are summarized as follows:

                                                     TOTAL             TOTAL
                                                 MASTER TRUST      MASTER TRUST
                                                     2001              2000
                                                --------------    --------------
ASSETS:
  Investments, at fair value:
    NNC common stock                            $  404,478,253    $1,369,220,021
    Commingled funds                               353,881,146       386,323,652
    Mutual funds                                   582,673,688       619,628,961
    Temporary investments                           16,455,251        35,098,612
    Participant loans receivable                    45,487,074        58,846,680
                                                --------------    --------------
                                                 1,402,975,412     2,469,117,926
  Group annuity contracts, at contract value       596,421,589       541,828,803
                                                --------------    --------------
            Total investments                    1,999,397,001     3,010,946,729
                                                --------------    --------------
  Receivables:
    Interest and dividends                           3,176,963         3,226,610
    Due from broker for securities sold                450,128         1,746,196
                                                --------------    --------------
            Total receivables                        3,627,091         4,972,806
                                                --------------    --------------
            Total assets                         2,003,024,092     3,015,919,535
                                                --------------    --------------
LIABILITIES:
  Due to broker for securities purchased             4,617,276         5,731,177
                                                --------------    --------------
            Total liabilities                        4,617,276         5,731,177
                                                --------------    --------------
TOTAL NET INVESTMENTS                           $1,998,406,816    $3,010,188,358
                                                ==============    ==============


      The net investment income of the participating Plan in the Master Trust for the years ended December 31, 2001 and 2000 is summarized as follows:

                                                             2001                2000
                                                       ---------------     ---------------
Interest                                               $    44,083,106     $    45,787,065
Dividends                                                   16,531,324          80,622,033
Net depreciation in fair value of investments:
  NNC common stock                                      (1,057,922,719)       (744,169,809)
  Commingled funds                                         (41,610,322)        (98,216,095)
  Mutual funds                                             (80,055,739)        (28,186,116)
                                                       ---------------     ---------------
Total net depreciation in fair value of investments     (1,179,588,780)       (870,572,020)
Investment expenses                                           (675,614)           (757,643)
                                                       ---------------     ---------------
TOTAL NET INVESTMENT INCOME                            $(1,119,649,964)    $  (744,920,565)
                                                       ===============     ===============




                                   * * * * * *